UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information
Mexican Stock Exchange
Ticker: KOFL
COCA-COLA FEMSA ANNOUNCEMENT

Coca-Cola FEMSA Announces Successful Bond
Offering Placement in Mexican Bond Market

Mexico City, Mexico – April 15, 2011 – Coca-Cola FEMSA, S.A.B. de C.V.(“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world in terms of sales volume, announced the placement of peso-denominated bonds (“Certificados Bursátiles”) in the Mexican markets.

On April 14, 2011, the Company successfully placed two tranches of “Certificados Bursátiles”: a 5 year bond for Ps. 2,500 million at a yield of 28-day TIIE plus 13 (thirteen) basis points; and a 10 year bond for Ps. 2,500 million at a fixed rate of 8.27%.Both bonds are guaranteed by Coca-Cola FEMSA’s wholly-owned subsidiary Propimex, S.A. de C.V The “Certificados Bursátiles” will be issued on Monday, April 18, 2011.

A portion of the proceeds from this placement will be used to pay our KOF 07 “Certificado Bursátil” at maturity on March 2012, in the amount of Ps. 3,000 million. The remainder of the proceeds will be used by the Company for general corporate purposes, including investment expenses and working capital.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: April 15, 2011